Exhibit 99.3

                         NORTH EAST INSURANCE GROUP
    482 Payne Road-4th Floor, Scarborough Court, Scarborough, ME 04074-8929
         Mailing Address:  P.O. Box 1418, Scarborough, ME 04070-1418
                 Phone: 207-883-2232  //  Fax: 207-883-1564


                                       November 12, 1998

Dear Fellow Shareholder:

Over the past two years, the Board of Directors has examined several alternatives for raising new capital for North East Insurance. Earlier this year, the Board approved a Rights Offering by which all existing shareholders will have an opportunity to purchase North East shares at a price of $2.25 per share. Successful completion of the offering would provide North East with additional resources to support its plans for continued growth of the business.

The enclosed Prospectus describes the terms of our Rights Offering. We encourage you to review the Prospectus carefully and to consider participating through a purchase of the offered shares.

In the third quarter of 1998, we experienced a very large increase in revenues due to the introduction of our new "Auto"Matic insurance product. Gross premiums written for the quarter were more than 60% higher than for the comparable period last year. The profitability of this new product will ultimately depend on a number of factors, including future claims experience with an expanded pool of insured customers. However, our network of independent agents appears to be excited by this new product, and we are very pleased with the early results. Future increased premium volume from "Auto"Matic would be further reason for North East to seek additional capital through the Rights Offering.

We hope you will find our Rights Offering attractive, and that you will choose to participate. If you have any questions about the attached material, please call feel free to call or fax Linda Hatt (Director of Shareholder Relations) or me directly.

Thank you for your continued support.

Sincerely,

NORTH EAST INSURANCE COMPANY


/s/ Robert G. Schatz

Robert G. Schatz
Chairman and President